No Act

PE 01/06/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025366

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Katherine E. Schuelke
Altera Corporation
kschuelk@altera.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-1-12

Re: Altera Corporation
Incoming letter dated January 6, 2012

Dear Ms. Schuelke:

This is in response to your letter dated January 6, 2012 concerning the shareholder proposal submitted to Altera by John Chevedden. We also have received letters from the proponent dated January 9, 2012 and January 18, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Altera Corporation
Incoming letter dated January 6, 2012

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

There appears to be some basis for your view that Altera may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Altera seeking approval of an amendment to Altera's Amended and Restated Certificate of Incorporation. You also represent that the proposal conflicts with Altera's proposal. You indicate that submitting both proposals to shareholders would present shareholders with alternative and conflicting decisions and create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Altera omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Altera relies.

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Altera Corporation (ALTR)
Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the January 6, 2012 company request to avoid this established rule 14a-8 proposal.

The company is attempting to scuttle this proposal for a real right of written consent by giving shareholders an unattainable "right" of written consent. The company proposal for written consent is a fake chance of written consent except under rare circumstances.

This is illustrated by this quote from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier:

"'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,' recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

The company said the charter and the bylaws will no longer contain any prohibition on stockholder action by written consent. However the totally unsupported restrictions now proposed for written consent may make it equal to a prohibition of written consent. And this could mislead shareholders into believing they have a new right which may in fact be impossible to exercise.

The company has not given any reason for its potentially crippling restrictions that it has added to its purported version of restricted written consent. State law does not require that these restrictions be added.

Rule 14a-8 was not intended to be a conduit to mislead shareholders. The company does not cite any positive comments from any proxy advisor firm or independent investment research firm that the Home Depot type proposal, and imitations of it like Altera's proposal, will give shareholders any workable opportunity for written consent.

Rule 14a-8 was not intended to be an avenue to clutter the governing documents of companies with useless provisions and arcane text that mislead shareholders into believing that they have a right that would be virtually impossible to exercise.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Katherine E. Schuelke <kschuelke@altera.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Altera Corporation (ALTR)
Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the January 6, 2012 company request to avoid this established rule 14a-8 proposal.

The company said the charter and the bylaws will no longer contain any prohibition on stockholder action by written consent. However the totally unsupported restrictions now proposed for written consent may make it equal to a prohibition of written consent. And this could mislead shareholders into believing they have a new right which may in fact be impossible to exercise.

The company has not given any reason for its potentially crippling restrictions that it has added to its purported version of restricted written consent. State law does not require that these restrictions be added.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Katherine E. Schuelke <kschuelke@altera.com>

[ALTR: Rule 14a-8 Proposal, November 8, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said executive pay was still not sufficiently linked to company performance. CEO John Daane was given a 2010 discretionary bonus of $1 million for "his substantial contributions during his ten-year tenure with the company." Discretionary incentive awards undermine the integrity of a pay-for-performance compensation philosophy.

The only equity granted to Named Executive Officers in 2010 consisted of stock options and restricted stock, both of which simply vest over time. To be effective, equity awards given for long-term incentives should include performance-vesting features. Moreover, market-priced stock options can provide rewards to executives due to a rising market alone, regardless of executive performance. Our company had not implemented clawback provisions related to the recoupment of incentive pay. The equity ownership guideline of 100,000 shares for our CEO was too low, considering he received 175,000 shares in 2010 and an aggregate total of 762,000 options and shares in 2011.

Director Michael Nevens still did not own any stock and was on our Audit Committee.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000

ALTERA.

1934 Act/Rule 14a-8

January 6, 2012

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Altera Corporation
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

Altera Corporation (the "Company") requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities and Exchange Act of 1934 (the "Exchange Act"), the Company omits the enclosed stockholder proposal and supporting statement (the "Stockholder Proposal") submitted by Mr. John Chevedden (the "Proponent") from the Company's proxy statement and form of proxy (collectively, the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission, and the Company has concurrently sent copies of this correspondence to the Proponent, as notice of the Company's intention to omit the Stockholder Proposal from its 2012 Proxy Materials. Because this request is being submitted electronically pursuant to the guidance provided on the Commission's website, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j).

THE STOCKHOLDER PROPOSAL

On November 8, 2011, the Company received the Stockholder Proposal from the Proponent. The Stockholder Proposal states as follows:

> "RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

A copy of the Stockholder Proposal (including the supporting statement) and all of the Proponent's related correspondence are attached to this letter as Appendix A.

BACKGROUND

The Company's Amended and Restated Certificate of Incorporation (the "Charter") and the Company's Amended and Restated Bylaws (the "Bylaws") prohibit stockholder action by written consent in lieu of a stockholders' meeting.

Presently, the Charter includes a provision in Article Eighth, pursuant to which no action that is required or permitted to be taken by the stockholders of the Company at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders. In addition, the Bylaws include a provision in Section 2.12, pursuant to which no action that is required to be taken by the stockholders of the Company at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting.

The Board of Directors of the Company (the "Board") is committed to ensuring effective corporate governance, and therefore the Board and the Nominating and Governance Committee of the Board periodically evaluate the Charter, the Bylaws and other corporate governance documents to determine if any changes are advisable. After receipt of the Stockholder Proposal, the Board, in consultation with outside advisors, reviewed the provisions relating to stockholder action by written consent in the Charter and the Bylaws.

The Board determined by unanimous written consent dated January 5, 2012 that it was in the best interests of the Company and its stockholders to approve, and therefore approved, resolutions providing for a stockholder vote at the 2012 Annual Meeting to amend the article in the Charter and the provisions of the Bylaws relating to stockholder action by written consent without a meeting (the "Company Proposal"). Specifically, if the Company Proposal is approved by the Company's stockholders, the Charter will be amended to (i) permit stockholder action by written consent; (ii) permit holders of record of twenty percent (20%) or more of the voting power of the Company's then outstanding shares entitled to express consent on the relevant matter to, by written notice addressed to the Secretary of the Company, request that a record date be fixed for determining the stockholders entitled to express consent to a corporate action in writing without a meeting; and (iii) provide certain procedural requirements relating to stockholder action by written consent relating to the manner of solicitation of all stockholders under Regulation 14A of the Exchange Act, date and signature requirements of effective consents and delivery of such consents no earlier than fifty (50) days following the applicable record date (collectively, the "Charter Amendments"). In addition, if the Company Proposal is approved by the Company's stockholders, the Bylaws will be amended to (i) permit stockholder action by written consent without a meeting; (ii) permit holders of record of twenty percent (20%) or more of the voting power of the Company's then outstanding shares entitled to express consent on the relevant action to, by written notice addressed to the Secretary of the Company, request a record date for submission of a proposal for action by written consent; and (iii) provide for inspectors of elections in the event of stockholder action by written consent without a meeting (the "Bylaw Amendments" and, together with the Charter Amendments, the "Amendments").

If the Amendments are approved by the Company's stockholders, the Charter and the Bylaws will no longer contain any prohibition on stockholder action by written consent in lieu of a stockholders' meeting. The above-referenced provisions of the Charter and the Bylaws, reflecting the changes contemplated by the Amendments, are attached as Appendix B.

BASIS FOR EXCLUSION

As discussed in more detail below, the Company believes that the Stockholder Proposal may be excluded from the 2012 Proxy Materials on the grounds that (i) the Stockholder Proposal directly conflicts with the Company Proposal to be submitted at the 2012 Annual Meeting, in reliance on Rule 14a-8(i)(9) and (ii) the Company has substantially implemented the Stockholder Proposal, in reliance on Rule 14a-8(i)(10).

ANALYSIS

The Stockholder Proposal May be Excluded Under Rule 14a-8(i)(9) Because the Stockholder Proposal Directly Conflicts with the Company Proposal to be Submitted to the Stockholders

A company may properly exclude a proposal from its proxy materials under Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the subject proposals need not be "identical in scope or focus" in order for this basis for exclusion to be available. *SEC Release No. 34-40018* (May 21, 1998, n.27). Consistent with the Commission's position, the Staff has concurred that where a stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders and that submitting both proposals could provide inconsistent and ambiguous results, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., The Home Depot, Inc.* (March 29, 2011); *Sigma-Aldrich Corporation* (January 31, 2011); *Altera Corporation* (January 14, 2011).

In *The Home Depot, Inc.* (March 29, 2011) ("*Home Depot*"), the Staff concurred with the company that under Rule 14a-8(i)(9) the company could omit from its proxy statement a stockholder proposal relating to stockholder action by written consent in lieu of a stockholders' meeting, similar to the Stockholder Proposal. The stockholder proposal in *Home Depot* requested that the board of directors take the steps necessary to permit stockholders to act by the written consent of the holders of the minimum number of shares necessary to authorize an action. In response, the company indicated its intention to submit a proposal for a vote of stockholders which sought to amend the company's certificate of incorporation to allow stockholder action by written consent. The company's proposal included amendments to the company's certificate of incorporation that would permit stockholder action by written consent without a meeting of stockholders if record holders of shares representing at least 25% of the outstanding common stock of the company submitted a request to the company's secretary requesting a record date for such action. The company argued that if both the stockholder proposal and the company's proposal were included in the proxy statement, then the results of the votes on the stockholder proposal and the company's proposal could yield inconsistent and ambiguous results. The Staff concurred with the conclusion that the stockholder proposal could be excluded under Rule 14a-8(i)(9) in light of the board action to include a proposal in the proxy statement to amend the certificate of incorporation.

As noted above, neither the Charter nor the Bylaws permit stockholders to act by written consent without a meeting of stockholders. After receipt of the Stockholder Proposal, the Board determined that it was in the best interests of the Company and its stockholders to approve, and therefore approved, resolutions providing for the Company Proposal and a stockholder vote at the 2012 Annual Meeting on the Amendments. Specifically, if the Company Proposal is approved by the Company's stockholders, the Charter and the Bylaws will be amended to (i) permit stockholder action by written consent without a meeting and (ii) permit holders of twenty percent (20%) or more of the voting power of the Company's then outstanding shares entitled to express consent on the relevant matter to, by written notice addressed to the Secretary of the Company and otherwise in accordance with the procedural and information requirements of the Bylaws, request that a record date be fixed for determining the stockholders entitled to express consent to a corporate action in writing without a meeting.

The Company Proposal and the Stockholder Proposal both ask stockholders to approve amendments that would permit stockholders to act by written consent without a stockholders' meeting. However, the Company Proposal, if approved by the stockholders, would permit holders of twenty percent (20%) or more of voting power of the Company's then outstanding shares entitled to express consent on the relevant matter to request that a record date be fixed for determining the stockholders entitled to express consent to a corporate action in writing without a meeting. This directly conflicts with the Stockholder Proposal, which does not have any minimum threshold for initiating action by written consent.

The Company Proposal also includes certain procedural requirements relating to stockholder action by written consent, including (i) a requirement that stockholders may take action by written consent only if consents are solicited from all stockholders in accordance with Regulation 14A of the Exchange Act (without reliance upon the exemption contained in Rule 14a-2(b)(2) of the Exchange Act); (ii) a requirement that consents must bear the date of signature of each stockholder who signs the consent and must be dated within sixty (60) days of the earliest dated consent to be effective; and (iii) a requirement that no stockholder may submit his or her consent until fifty (50) days after the applicable record date. The Company believes that these procedural requirements are necessary to ensure the fairness and transparency of the process of stockholders acting by written consent. The Stockholder Proposal further conflicts with the Company Proposal because it does not include any of these procedural requirements.

The Stockholder Proposal directly conflicts with the Company Proposal, and for this reason the Company believes that the Stockholder Proposal may be properly omitted from the 2012 Proxy Materials in reliance on Rule 14a-8(i)(9). Submitting both proposals to the Company's stockholders would present stockholders with alternative and conflicting decisions on the same subject matter at the same annual meeting. Moreover, a vote on both proposals would create the potential for inconsistent and ambiguous results.

The Stockholder Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Stockholder Proposal

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission states that the rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *SEC Release No. 34-12598* (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead the standard for exclusion is substantial implementation. *See SEC Release No.* 34-40018 (May 21, 1998, n.30 and accompanying text); *see also SEC Release No.* 34-20091 (August 16, 1983).

The Staff has stated that, in determining whether a stockholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal," and not where those policies, practices and procedures are embodied. *Texaco, Inc.* (March 28, 1991). In this regard, the Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent; (ii) did not implement the proposal in every detail; or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corp.* (April 19, 1999 and March 29, 1999). In each of these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal. Moreover, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when companies have sought to exclude stockholder proposals requesting particular actions after the boards of directors of those companies have taken action to approve (or were expected to approve) the necessary amendments to their respective charters and/or by-laws, and represented that such amendments would be submitted to a vote of stockholders (as applicable) at the next annual meeting. *See, e.g., Omnicom Group Inc.* (March 29, 2011); *McKesson Corporation* (April 8, 2011); *Sun Microsystems, Inc.* (August 28, 2008); *H.J. Heinz Company* (May 20, 2008); *NiSource, Inc.* (March 10, 2008).

Under this standard, the Company has substantially implemented the Stockholder Proposal because the Amendments contemplated by the Company Proposal fulfill the essential objective of the Stockholder Proposal, which is to eliminate the prohibition on stockholder action by written consent without a stockholders' meeting in the Charter and the Bylaws. The Board lacks unilateral authority to adopt the Charter Amendments, but, consistent with the Stockholder Proposal, has taken all of the steps necessary to eliminate the prohibition on stockholder action by written consent in lieu of a stockholders' meeting in the Charter. As noted previously, the Board has directed that the Company Proposal be submitted to a stockholder vote at the 2012 Annual Meeting. By submitting the Amendments to the Company's stockholders at the 2012 Annual Meeting, the Company is addressing the essential objective of the Stockholder Proposal, while at the same time implementing procedural requirements that are necessary to ensure the fairness and transparency of the process of stockholder action by written consent. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board has already taken.

The Staff has previously concurred that a similar stockholder proposal could be omitted from a proxy statement as substantially implemented under Rule 14a-8(i)(10) when action was taken to implement the essential objective of the proposal. In *Omnicom Group Inc.* (March 29, 2011) ("*Omnicom Group*"), the Staff concurred with the company that it could omit from its proxy statement a stockholder proposal relating to stockholder action by written consent in lieu of a stockholders' meeting based on actions of the board of directors that substantially implemented the stockholder proposal. In *Omnicom Group*, the company's certificate of incorporation under New York law did not specifically provide for stockholder action by less than unanimous consent. A stockholder submitted a proposal that was similar to the Stockholder Proposal, requesting that the board of directors take steps to change the standard for shareholder action by written consent to the minimum number of votes necessary to authorize or take such action at a meeting of stockholders where all stockholders entitled to vote were present and voting. After the stockholder proposal was submitted, the board of directors of Omnicom authorized a company proposal that would amend the company's certificate of incorporation to allow stockholder action by written consent. Omnicom represented to the Staff that its proposal would appear in its proxy materials and that it would provide its stockholders with an opportunity to approve the amendments to the company's certificate of incorporation that would provide for stockholder action by written consent based upon the minimum number of votes necessary to authorize or take such action at a meeting of stockholders where all stockholders entitled to vote were present and voting. The Staff concurred with the company's conclusion that the stockholder proposal could be excluded under Rule 14a-8(i)(10) in light of the board action and the anticipated stockholder action.

As noted above, the Board has directed that the Company Proposal be submitted to a stockholder vote at the 2012 Annual Meeting. Accordingly, if the Company's stockholders approve the Amendments at the 2012 Annual Meeting, the Charter and the Bylaws would no longer contain any prohibition on stockholder action by written consent in lieu of a stockholders' meeting. Therefore, the Company believes that these actions have achieved the "essential objective" of, and therefore substantially implement, the Stockholder Proposal, so that the Company may properly omit the Stockholder Proposal from the 2012 Proxy Materials in accordance with Rule 14a-8(i)(10).

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 6, 2012

CONCLUSION

Because the Company will submit the Company Proposal for a stockholder vote at its 2012 Annual Meeting, the Stockholder Proposal (i) would directly conflict with the Company Proposal and (ii) has been substantially implemented. Therefore, the Company hereby respectfully requests that the Staff concur in its view that the Stockholder Proposal is properly excludable under Rule 14a-8(i)(9) and Rule 14a-8(i)(10). For the foregoing reasons, the Company requests confirmation that the Staff will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(9) and Rule 14a-8(i)(10), the Company omits the Stockholder Proposal from the Company's 2012 Proxy Materials for the 2012 Annual Meeting.

Pursuant to Rule 14a-8(j), the Company is simultaneously providing a copy of this submission to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile or otherwise to the Company only. In accordance with Section F of Staff Legal Bulletin 14F, the Staff should transmit its response to this no-action request by email to kschuelk@altera.com.

If I can be of any further assistance in this matter, please do not hesitate to call me at (408) 544-8086 or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,

Katherine E. Schuelke

Katherine E. Schuelke
Senior Vice President, General Counsel and Secretary

Enclosure

cc: Mr. John Chevedden

Altera Corporation

101 Innovation Drive, SanJose, CA 95134, Phone: 408-544-7000

Appendix A

Katherine Schuelke

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 08, 2011 9:55 AM
To: Katherine E. Schuelke
Cc: Mary Anne Becking
Subject: Rule 14a-8 Proposal (ALTR)
Attachments: CCE00000.pdf

Dear Ms. Schuelke,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John P. Daane
Chairman of the Board
Altera Corporation (ALTR)
101 Innovation Dr
San Jose CA 95134
Phone: 408 544-7000

Dear Mr. Daane,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 8, 2011
John Chevedden — Date

cc: Katherine E. Schuelke <kschuelke@altera.com>
Corporate Secretary
PH: 408 544-7000
FX: 408-544-8186
FX: 408-544-8000
Mary Anne Becking <mbecking@altera.com>

[ALTR: Rule 14a-8 Proposal, November 8, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said executive pay was still not sufficiently linked to company performance. CEO John Daane was given a 2010 discretionary bonus of $1 million for "his substantial contributions during his ten-year tenure with the company." Discretionary incentive awards undermine the integrity of a pay-for-performance compensation philosophy.

The only equity granted to Named Executive Officers in 2010 consisted of stock options and restricted stock, both of which simply vest over time. To be effective, equity awards given for long-term incentives should include performance-vesting features. Moreover, market-priced stock options can provide rewards to executives due to a rising market alone, regardless of executive performance. Our company had not implemented clawback provisions related to the recoupment of incentive pay. The equity ownership guideline of 100,000 shares for our CEO was too low, considering he received 175,000 shares in 2010 and an aggregate total of 762,000 options and shares in 2011.

Director Michael Nevens still did not own any stock and was on our Audit Committee.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 8, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

This letter is provided at the request of Mr. John R. Chevedden, a client of Ram Trust Services.

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 225 shares of Altera Corp. (ALTR common stock – CUSIP: 021441100), 50 shares of Colgate-Palmolive Co. (CL common stock – CUSIP: 194162103), 85 shares of Cummins Inc. (CMI common stock– CUSIP:231021106), 100 shares of Dominion Resources Inc. (D common stock – CUSIP: 25746U109), and 50 shares of Dun & Bradstreet Corp. (DNB – common stock –CUSIP: 26483E100) since at least November 25, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Cynthia C. O'Rourke

Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Appendix B

CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

ALTERA CORPORATION

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

A. The name of the corporation (hereinafter referred to as the "Corporation") is ALTERA CORPORATION. The date of filing of its original Certificate of Incorporation with the Secretary of the State of Delaware is March 25, 1997.

B. Article EIGHTH of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

> EIGHTH: (a) Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting by the written consent of the stockholders of the Corporation, but only if such action is taken in accordance with the provisions of this Article Eighth and the Corporation's bylaws.
>
> (b) Request for Record Date. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Article Eighth. Any person other than the Corporation seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary of the Corporation and delivered to the Corporation's principal executive offices and signed by holders of record of at least twenty percent (20%) of the voting power of the outstanding capital stock of the corporation entitled to express consent on the relevant action, request that a record date be fixed for such purpose. The written notice must contain the information required by the Corporation's bylaws. Following receipt of the notice, the Board of Directors shall promptly, but in all events within ten business days after the date the notice is received, determine the validity of the request and whether the request relates to an

action that may be taken by written consent pursuant to paragraph (c) of this Article Eighth and, if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors and shall not precede the date such resolution is adopted. If no record date has been fixed by the Board of Directors within ten business days following the Corporation's receipt of the notice to fix a record date for such purpose, the record date shall be the day on which the first signed written consent is delivered to the Corporation in the manner described in paragraph (f) of this Article; except that, if prior action by the Board of Directors is required under the provisions of Delaware law and the Board determines to take such prior action, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action, and except that no record date shall be set for any action that is not a proper subject for action by written consent pursuant to paragraph (c) of this Article Eighth or for which consents are not to be solicited as provided in paragraph (d) of this Article Eighth.

(c) Actions Which May Be Taken by Written Consent. The Board of Directors shall not be obligated to set a record date for an action by written consent if (i) the record date request does not comply with this Article Eighth or the Corporation's bylaws, (ii) such action is not a proper subject for stockholder action under applicable law, (iii) the request for a record date for such action is received by the Corporation during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately proceeding annual meeting and ending on the date of the next annual meeting, (iv) an annual or special meeting of stockholders that included an identical or substantially similar item of business to such action, as determined in good faith by the Board of Directors ("Similar Business") was held not more than one hundred twenty (120) days before such request for a record date was received by the Secretary, (v) Similar Business is already included in the Corporation's notice as an item of business to be brought before a meeting of the stockholders that has been called but not yet held, or (vi) such record date request or any solicitation of consents to such action was made in a manner that involved a violation of Regulation 14A under the Exchange Act of 1934 or other applicable law. For purposes of this paragraph (c), the election of directors shall be deemed to be Similar Business with respect to all actions involving the election or removal of directors, changing the size of the Board of Directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors.

(d) Manner of Consent Solicitation. Stockholders may take action by written consent only if consents are solicited from all holders of capital stock of this corporation entitled to vote on the matter pursuant to a consent solicitation conducted pursuant to and in accordance with Regulation 14A of the Exchange Act, without reliance upon the exemption contained in Rule 14a-2(b)(2) of the Exchange Act.

(e) Date of Consent. Every written consent purporting to take or authorize the taking of corporate action (each such written consent is referred to in this paragraph and in paragraph (f) as a "Consent") must bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by paragraph (f) of this Article, Consents signed by a sufficient number of stockholders to take such action are so delivered to the Corporation.

(f) Delivery of Consents. No Consents may be delivered to the Corporation or its registered office in the State of Delaware until 50 days after the record date. Consents must be delivered to the Corporation by delivery to its registered office in the State of Delaware or its principal place of business. Delivery must be made by hand or by certified or registered mail, return receipt requested.

C. The foregoing amendment was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

D. The effective date of the amendment shall be [DATE].

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this ____ day of ____________, ____.

ALTERA CORPORATION

By: ______________________________

Name:

Title:

PROPOSED AMENDMENT

TO THE

AMENDED AND RESTATED BYLAWS

OF

ALTERA CORPORATION

Pursuant to Article VIII, Section 8.6
of the Amended and Restated Bylaws

1. Article II, Section 2.12 is hereby amended and restated to read in its entirety as set forth below:

Section 2.12. Action by Written Consent of Stockholders.

(a) Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders or may be effected by a consent in writing by stockholders as provided by, and subject to the limitations in, the Certificate of Incorporation and this Section 2.12.

(b) A request by a stockholder for a record date in accordance with Article Eighth of the Certificate of Incorporation must be delivered by the holders of record of at least twenty percent (20%) (the "Voting Stock") of the voting power of the outstanding capital stock of the Corporation entitled to express consent on the relevant action, must describe the action that the stockholder proposes to take by consent (the "Action") and must contain (i) the text of the proposal (including the text of any resolutions to be effected by consent), (ii) the information required by Section 2.2 of these bylaws, to the extent applicable, as though the stockholder(s) making the request were making a Special Meeting Request in furtherance of the Action, (iii) an acknowledgment by such stockholder(s) that any disposition of shares of the Voting Stock held of record by such stockholder(s) as of the date of delivery of the request for a record date and prior to the date of delivery of the first written consent with respect to the Action shall constitute a revocation of such request with respect to such shares, (iv) a statement that the stockholder(s) intend to solicit consents in accordance with Regulation 14A of the Exchange Act, without reliance on the exemption contained in Rule 14a-2(b)(2) of the Exchange Act, and (v) documentary evidence that the requesting stockholder(s) own in the aggregate the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the

Secretary; provided, however, that if the requesting stockholder(s) are not the beneficial owner(s) of the shares representing the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the Secretary, then to be valid, the written request must also include documentary evidence that the beneficial owner(s) on whose behalf the request for a record date is made beneficially own the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the Secretary. In addition, the requesting stockholder(s) and the beneficial owner(s), if any, shall promptly provide any other information reasonably requested by the Corporation.

(c) In determining whether a record date has been requested by the record holders of shares representing in the aggregate not less than twenty percent (20%) of the Voting Stock as of the date of such written request to the Secretary, multiple requests delivered to the Secretary will be considered together only if (i) each request identifies substantially the same proposed action and includes substantially the same text of the proposal (in each case as determined in good faith by the Board of Directors), and (ii) such request(s) have been dated and delivered to the Secretary within sixty (60) days of the earliest dated request. A stockholder may revoke a request at any time by written revocation delivered to the Secretary of the Corporation.

2. Article II, Section 2.14 is hereby amended and restated to read in its entirety as set forth below:

Section 2.14. Inspectors of Elections; Opening and Closing the Polls.

(a) The Board of Directors, in advance of any stockholders' meeting, by resolution may appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternative inspectors to replace any inspector who fails to act. If no inspector or alternative has been appointed to act, or if all inspectors or alternatives who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector shall have the duties prescribed by the General Corporation Law of the State of Delaware. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

(b) In the event of the delivery, in the manner provided by Section 2.12 and applicable law, to the Corporation of written consent or written consents to take corporate action and/or any related revocation or revocations, the Corporation shall appoint one or more inspectors for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspector(s) to perform such review, no action by written consent and without a meeting shall be effective until such inspector(s) have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with Section 2.12 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders. Nothing contained herein shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the inspector(s), or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).